NEWS RELEASE 06-24	August 1, 2006

FRONTEER ENCOURAGED BY AURORA’S HIGH-GRADE URANIUM RESULTS AT MICHELIN, LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU – TSX) in which Fronteer holds a 49.3% interest, has returned more high-grade drill intersections, expanding the heart of the Michelin deposit (“Michelin”). Results from hole M-06-19 returned the best grade intersected at Michelin to date, representing a 100% increase compared to the average grade of the current resource.

  Drill hole M-06-19 returned 0.24% U3O8 over 43.7 metres (5.3 pounds per tonne over 145.2 feet) including 0.53% U8O8 over 6.32 metres

Hole M-06-19 continues to expand the high-grade core of the deposit to the east. This high-grade core has been intersected by five holes and is defined in a zone approximately 180 metres by 100 metres and 45 metres thick, with room for expansion in all directions. Please use the following link for a detailed long section of the Michelin deposit.

http://www.aurora-energy.ca/i/misc/AN06-08Michelin.jpg

Other holes from this latest batch of results include hole M-06-21 intersecting 0.16% U3O8 over 26.2 metres, and hole M-06-20A intersecting 0.20% U3O8 over 5.13 metres. Hole M-06-21 was also located in the high-grade core and extended this zone further to the east, while Hole M-06-20A tested the western side of the deposit.

“Our drill results continue to support our geological model, with Michelin getting thicker and higher grade at depth,” says Rick Valenta, Aurora’s Chief Geoscientist.

The Michelin deposit dips approximately 53 degrees towards the SSE and widths are approximately 90% of true widths.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$255 million. Fronteer has approximately US$48 million in the treasury.

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Dr. Rick Valenta, Ph.D., P. Geo., VP Exploration and COO for Fronteer Development Group Inc. (“Fronteer”) is the designated Qualified Person for Fronteer. Drill core was prepared and analyzed for Aurora Energy Resources Inc. in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario. Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.